EXPENSE LIMITATION AGREEMENT

Forum Funds
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

May 15, 2014

Lee Munder Capital Group, LLC
John Hancock Tower
200 Clarendon Street, 28th Floor
Boston, MA 02116

Dear Mr. Tower:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Lee Munder Capital Group, LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the LMCG Global Market Neutral Fund and the LMCG Global MultiCap Fund (each a "Fund" and together, the "Funds") do not exceed the levels listed below (the "Expense Limitation") for the period from April 1, 2014 through July 31, 2015 (the "Limitation Period").

LMCG Global Market Neutral Fund - Institutional Shares	1.60%
LMCG Global Market Neutral Fund - Investor Shares	1.85%
LMCG Global MultiCap Fund - Institutional Shares	1.20%
LMCG Global MultiCap Fund - Investor Shares	1.45%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

Each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the relevant Fund for performance of this Agreement by the Fund and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Massachusetts and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the "Board"). This Agreement will automatically renew annually for a one-year term, unless either it has been otherwise amended or terminated by the Board or, at least 90 days' before the end of the then-current Limitation Period, the Adviser has provided written notice to the Board of its intent to terminate this Agreement. This Agreement will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Stacey E. Hong
Stacey E. Hong
Title:	President

The foregoing Agreement is hereby accepted as of May 15, 2014.

Lee Munder Capital Group, LLC

By: /s/ Joseph F. Tower III
Name: Joseph F. Tower III
Title: COO

Signature page to the Expense Limitation Agreement